John Hancock Investment Trust
601 Congress Street
Boston, Massachusetts 02210

December 15, 2017

VIA EDGAR
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:
John Hancock Investment Trust (the “Trust”)—Request for Withdrawal of Post-Effective Amendment No. 176 to the Trust’s Registration Statement filed on Form N-1A under the Securities Act of 1933, as amended (File Nos. 002-10156 and 811-00560)

Ladies and Gentlemen:

Pursuant to Rule 477 under the Securities Act of 1933, as amended (the “1933 Act”), the Trust hereby requests withdrawal of the following Post-Effective Amendment under the 1933 Act (the “Amendment”) to the Trust’s Registration Statement filed on Form N-1A relating to Class A, Class C, Class I, Class R6 and Class NAV shares of John Hancock Small Cap Growth Fund, a series of the Trust (the “Fund”):

Post-Effective Amendment No.	Filing Date	Accession Number
176	September 29, 2017	0001133228-17-005877

The series and class identifiers for the Fund and its Class A, C, I, R6 and NAV shares are as follows:

Series Identifier: S000059862

Class A Identifier: C000195848

Class C Identifier: C000195849

Class I Identifier: C000195850

Class R6 Identifier: C000195851

Class NAV Identifier: C000195852

The Trust is making this application for withdrawal of the Amendment because it has determined not to proceed with the registration of the Fund. No securities have been issued or sold in connection with the Amendment. This filing relates solely to the Fund.  No information contained herein is intended to amend, supersede, or affect any other filings relating to any other series of the Trust.

If you have any questions, please feel free to contact me at (617) 572-4575.

Sincerely,

/s/ Sarah M. Coutu
Sarah M. Coutu
Assistant Secretary of the Trust